                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                       American Precision Industries Inc.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock $.66 2/3 Par Value Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   029069-10-1
                                 --------------
                                 (CUSIP Number)

  Brian D. Baird, Kavinoky & Cook, LLP, 120 Delaware Avenue, Buffalo, NY 14202
                                 (716) 845-6000
- -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 3, 1996
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------------------------------                   -----------------------------------------------
CUSIP NO. 029069-10-1                              13D                     PAGE 2 OF 10 PAGES
- -------------------------------------------                   -----------------------------------------------
- -------------------------------------------------------------------------------------------------------------

         1                 NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           First Carolina Investors, Inc.
- -------------------------------------------------------------------------------------------------------------
         2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) / /
                                                                                                     (b) /X/
- -------------------------------------------------------------------------------------------------------------
         3                 SEC USE ONLY

- -------------------------------------------------------------------------------------------------------------
         4                 SOURCE OF FUNDS*

                           WC

- -------------------------------------------------------------------------------------------------------------
         5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) or 2(e)                                             / /

- -------------------------------------------------------------------------------------------------------------
         6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

- -------------------------------------------------------------------------------------------------------------
                           7                SOLE VOTING POWER

                                            300,000

 NUMBER OF                 ----------------------------------------------------------------------------------
   SHARES                  8                SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                    ----------------------------------------------------------------------------------
 REPORTING                 9                SOLE DISPOSITIVE POWER
PERSON WITH
                                            300,000
                           ----------------------------------------------------------------------------------
                           10               SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           300,000

- -------------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                                              /  /

- -------------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           4.163%

- -------------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON*

                           CO

- -------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



- -------------------------------------------                   ------------------------------------------
CUSIP NO. 029069-10-1                              13D                     PAGE 3 OF 10 PAGES
- -------------------------------------------                   ------------------------------------------
- --------------------------------------------------------------------------------------------------------

         1                 NAME OF REPORTING PERSON

                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           The Cameron Baird Foundation

- -------------------------------------------------------------------------------------------------------------
         2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) / /
                                                                                                      (b) /X/
- -------------------------------------------------------------------------------------------------------------
         3                 SEC USE ONLY

- -------------------------------------------------------------------------------------------------------------
         4                 SOURCE OF FUNDS*

                           WC

- -------------------------------------------------------------------------------------------------------------
         5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) or 2(e)                                              / /

- -------------------------------------------------------------------------------------------------------------
         6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                           New York

- -------------------------------------------------------------------------------------------------------------
                           7                SOLE VOTING POWER

                                            215,700

 NUMBER OF                 ----------------------------------------------------------------------------------
   SHARES                  8                SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                    ----------------------------------------------------------------------------------
 REPORTING                 9                SOLE DISPOSITIVE POWER
PERSON WITH

                                            215,700
                           ----------------------------------------------------------------------------------
                           10               SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           215,700
- -------------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                                              / /

- -------------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           2.993%
- -------------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON*

                           00

- -------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



- -------------------------------------------                   --------------------------------------------
CUSIP NO. 029069-10-1                                   13D                     PAGE 4 OF 10 PAGES
- -------------------------------------------                   --------------------------------------------
- ----------------------------------------------------------------------------------------------------------
         1                 NAME OF REPORTING PERSON

                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           Jane D. Baird

- -------------------------------------------------------------------------------------------------------------
         2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) / /
                                                                                                     (b) /X/
- -------------------------------------------------------------------------------------------------------------
         3                 SEC USE ONLY

- -------------------------------------------------------------------------------------------------------------
         4                 SOURCE OF FUNDS*

                           PF

- -------------------------------------------------------------------------------------------------------------
         5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) or 2(e)                                             / /

- -------------------------------------------------------------------------------------------------------------
         6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.A.

- -------------------------------------------------------------------------------------------------------------
                           7                SOLE VOTING POWER

                                            10,000

 NUMBER OF                 ----------------------------------------------------------------------------------
   SHARES                  8                SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                    ----------------------------------------------------------------------------------
 REPORTING                 9                SOLE DISPOSITIVE POWER
PERSON WITH

                                            10,000
                           ----------------------------------------------------------------------------------
                           10               SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           10,000

- -------------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                                              / /

- -------------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.139%

- -------------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON*

                           IN

- -------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



- -------------------------------------------                   ----------------------------------------------
CUSIP NO. 029069-10-1                                   13D                     PAGE 5 OF 10 PAGES
- -------------------------------------------                   ----------------------------------------------
- ------------------------------------------------------------------------------------------------------------
         1                 NAME OF REPORTING PERSON

                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           Aries Hill Corp.

- ------------------------------------------------------------------------------------------------------------
         2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) / /
                                                                                                     (b) /X/
- ------------------------------------------------------------------------------------------------------------
         3                 SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------
         4                 SOURCE OF FUNDS*

                           WC

- ------------------------------------------------------------------------------------------------------------
         5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) or 2(e)                                             / /

- ------------------------------------------------------------------------------------------------------------
         6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                           New York

- ------------------------------------------------------------------------------------------------------------
                           7                SOLE VOTING POWER

                                            44,300

 NUMBER OF                 ---------------------------------------------------------------------------------
   SHARES                  8                SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                    ---------------------------------------------------------------------------------
 REPORTING                 9                SOLE DISPOSITIVE POWER
PERSON WITH
                                            44,300
                           ---------------------------------------------------------------------------------
                           10               SHARED DISPOSITIVE POWER

- ------------------------------------------------------------------------------------------------------------
         11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           44,300

- ------------------------------------------------------------------------------------------------------------
         12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                                              / /

- ------------------------------------------------------------------------------------------------------------
         13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.615%

- ------------------------------------------------------------------------------------------------------------
         14                TYPE OF REPORTING PERSON*

                           CO

- ------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                Amendment No. 2

CUSIP NO. 029069-10-1                                        Page 6 of 10 Pages


INTRODUCTION
- ------------

                  The ownership of 480,800 Shares of Common Stock ("Shares") of American Precision Industries Inc. (the "Issuer") was reported by members of the Baird family and other persons (the "Reporting Persons") in a Schedule 13D filed with the Securities and Exchange Commission on July 21, 1995, as amended by
Schedule 13D Amendment No. 1 ("Amendment No. 1") filed with the Securities and Exchange Commission on November 3, 1995. Since the filing of Amendment No. 1, Shares owned by the Reporting Persons has increased to 584,500 Shares. Schedule 13D is hereby amended to reflect the changes in ownership by four of the Reporting Persons (First Carolina Investors, The Cameron Baird Foundation, Jane
D. Baird and Aries Hill Corp.).

                  The cover pages for the four aforementioned Reporting Persons are hereby amended to read as set forth in this Schedule 13D Amendment No. 2. Items 3 and 5 are hereby amended as set forth in this Schedule 13D Amendment No.
2. All other cover pages and items remain unchanged, and are incorporated herein by reference.

                  NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF
                  SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF SHARES OTHER THAN SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

                                  SCHEDULE 13D
                                Amendment No. 2

CUSIP NO. 029069-10-1                                        Page 7 of 10 Pages



ITEM 3.           Source and Amount of Funds.
                  ---------------------------

                  Item 3 is hereby amended to read as follows:

                  The source of funds used by the Reporting Persons are personal funds of each such Reporting Person with respect to the ownership of Shares by such Reporting Person, except the source of funds used by First Carolina Investors, The Cameron Baird Foundation, and Aries Hill Corp. was working capital of such Reporting Persons. The Reporting Persons did not borrow any funds to acquire Shares, it being noted that Aries Hill Corp. has a margin account at Fahnestock & Co. The following table shows the net amount of funds paid for Shares by the Reporting Persons. Except for First Carolina Investors, the following table does not include brokerage commissions.

             First Carolina Investors                      $2,911,167

             The Cameron Baird Foundation                   2,442,525

             Brent D. Baird                                    46,875

             Jane D. Baird                                    112,950

             David M. Stark, as successor trustee              18,250

             Brian D. Baird, as successor trustee              81,250

             Aries Hill Corp.                                 507,674


ITEM 5. Interest in Securities of the Issuer.
        -------------------------------------

         Item 5 is hereby amended to read as follows:

                                  SCHEDULE 13D
                                Amendment No. 2

CUSIP NO. 029069-10-1                                        Page 8 of 10 Pages

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 584,500 Shares of the Issuer:

                                                                   Percentage of
                                                 Number Of         Outstanding
Shares Held in the Name of                          Shares         Security (1)
- --------------------------                          ------         --------------

First Carolina Investors                           300,000                4.163%

The Cameron Baird Foundation                       215,700                2.993%

Brent D. Baird (2)                                   5,000                0.069%

Jane D. Baird                                       10,000                0.139%

David M. Stark, as successor trustee (3)             2,000                0.028%

Brian D. Baird, as successor trustee (4)             7,500                0.104%

Aries Hill Corp.                                    44,300                0.615%
                                                    ------                ------

                                   TOTAL           584,500                8.111%



     (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,205,856 Shares (as reported in the Issuer's Form 10-Q Quarterly Report as of August 1, 1996).

     (2) Held in Trubee, Collins & Co., Inc.'s pension plan for the benefit of Brent D. Baird.

     (3) The family of Anne S. Baird are the beneficiaries under a testamentary trust established by the Will of Margaret S. DeMorinni.

                                  SCHEDULE 13D
                                Amendment No. 2

CUSIP NO. 029069-10-1                                        Page 9 of 10 Pages


     (4) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 2/13/22.

(b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following purchases of the Shares were effected during the past sixty days:

                                                                         Price/Share (in
                                                                         Dollars Commissions     Transaction
   Purchase In The Name Of       Date               Number of Shares     not included)           Made Through
   -----------------------       ----               ----------------     -------------           ------------

Jane D. Baird                  7/23/96               2,000               12 1/8                  Fahnestock & Co
                               7/24/96               4,000               11 3/4                  Fahnestock & Co
                               7/24/96               2,000               11 5/8                  Fahnestock & Co
                               7/24/96               1,100               11 1/2                  Fahnestock & Co
                               7/25/96                 900               12                      Fahnestock & Co

The Cameron Baird Foundation   7/25/96               3,000               12                      Fahnestock & Co
                               7/29/96                 700               12 1/8                  Fahnestock & Co
                               7/29/96               4,000               12 1/4                  Fahnestock & Co
                               7/31/96               3,500               12 1/2                  Fahnestock & Co
                               8/1/96                1,500               12 1/2                  Fahnestock & Co
                               8/2/96                1,000               12 1/2                  Fahnestock & Co
                               8/22/96               1,000               12 5/8                  Fahnestock & Co
                               9/3/96               10,000               12 5/8                  Fahnestock & Co
                               9/3/96                3,000               12 3/4                  Fahnestock & Co
                               9/4/96                3,000               12 3/4                  Fahnestock & Co
                               9/5/96               16,000               12 3/4                  Fahnestock & Co


(d) Not applicable

(e) Not applicable